UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

-------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                       ENDURANCE SPECIALTY HOLDINGS LTD.
                       ---------------------------------
                               (Name of Issuer)


                   Ordinary Shares, $1.00 par value per share
                   ------------------------------------------
                        (Title of Class of Securities)


                                   G30397106
                            -----------------------
                                (CUSIP Number)


                                December 31, 2009
                              ---------------------
            (Date of Event which Requires Filing of this Statement)**


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                             [ ]     Rule 13d-1(b)

                             [X]     Rule 13d-1(c)

                             [ ]     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


**The Reporting Persons had previously filed a Schedule 13D with the U.S. Securities and Exchange Commission on December 4, 2008. The Reporting Persons are now filing this Schedule 13G pursuant to Rule 13d-1(h).





                         Continued on following pages
                              Page 1 of 15 Pages

                                  SCHEDULE 13G

CUSIP No.: G30397106                                          Page 2 of 15 Pages

.................................................................................

1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).


         SAB CAPITAL PARTNERS, L.P.
.................................................................................
2.       Check the Appropriate Box if a Member of a Group

         (a) [X]

         (b) [ ]
.................................................................................

3.       SEC Use Only
.................................................................................

4.       Citizenship or Place of Organization

         Delaware
.................................................................................

Number of       5.     Sole Voting Power                  - 0 -
Shares
Beneficially    ................................................................
Owned by Each
Reporting       6.     Shared Voting Power                1,686,376
Person With     ................................................................

                7.     Sole Dispositive Power             - 0 -
                ................................................................

                8.     Shared Dispositive Power           1,686,376
.................................................................................

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,686,376
.................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         | |
.................................................................................

11.      Percent of Class Represented by Amount in Row (9)

         2.98% based on 56,595,795 shares outstanding.
.................................................................................

12.      Type of Reporting Person:

         PN

                                  SCHEDULE 13G

CUSIP No.: G30397106                                          Page 3 of 15 Pages

.................................................................................

1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).


         SAB CAPITAL PARTNERS II, L.P.
.................................................................................
2.       Check the Appropriate Box if a Member of a Group

         (a) [X]

         (b) [ ]
.................................................................................

3.       SEC Use Only
.................................................................................

4.       Citizenship or Place of Organization

         Delaware
.................................................................................

Number of       5.     Sole Voting Power                  - 0 -
Shares
Beneficially    ................................................................
Owned by Each
Reporting       6.     Shared Voting Power                44,860
Person With     ................................................................

                7.     Sole Dispositive Power             - 0 -
                ................................................................

                8.     Shared Dispositive Power           44,860
.................................................................................

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         44,860
.................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         | |
.................................................................................

11.      Percent of Class Represented by Amount in Row (9)

         0.08% based on 56,595,795 shares outstanding.
.................................................................................

12.      Type of Reporting Person:

         PN

                                  SCHEDULE 13G

CUSIP No.: G30397106                                          Page 4 of 15 Pages

.................................................................................

1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).


         SAB OVERSEAS MASTER FUND, L.P.
.................................................................................
2.       Check the Appropriate Box if a Member of a Group

         (a) [X]

         (b) [ ]
.................................................................................

3.       SEC Use Only
.................................................................................

4.       Citizenship or Place of Organization

         Cayman Islands
.................................................................................

Number of       5.     Sole Voting Power                  - 0 -
Shares
Beneficially    ................................................................
Owned by Each
Reporting       6.     Shared Voting Power                589,622
Person With     ................................................................

                7.     Sole Dispositive Power             - 0 -
                ................................................................

                8.     Shared Dispositive Power           589,622
.................................................................................

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         589,622
.................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         | |
.................................................................................

11.      Percent of Class Represented by Amount in Row (9)

         1.04% based on 56,595,795 shares outstanding.
.................................................................................

12.      Type of Reporting Person:

         PN

                                  SCHEDULE 13G

CUSIP No.: G30397106                                          Page 5 of 15 Pages

.................................................................................

1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).


         SAB CAPITAL ADVISORS, L.L.C.
.................................................................................
2.       Check the Appropriate Box if a Member of a Group

         (a) [X]

         (b) [ ]
.................................................................................

3.       SEC Use Only
.................................................................................

4.       Citizenship or Place of Organization

         Delaware
.................................................................................

Number of       5.     Sole Voting Power                  - 0 -
Shares
Beneficially    ................................................................
Owned by Each
Reporting       6.     Shared Voting Power                2,320,858
Person With     ................................................................

                7.     Sole Dispositive Power             - 0 -
                ................................................................

                8.     Shared Dispositive Power           2,320,858
.................................................................................

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         2,320,858
.................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         | |
.................................................................................

11.      Percent of Class Represented by Amount in Row (9)

         4.10% based on 56,595,795 shares outstanding.
.................................................................................

12.      Type of Reporting Person:

         OO

                                  SCHEDULE 13G

CUSIP No.: G30397106                                          Page 6 of 15 Pages

.................................................................................

1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).


         SAB CAPITAL MANAGEMENT, L.P.
.................................................................................
2.       Check the Appropriate Box if a Member of a Group

         (a) [X]

         (b) [ ]
.................................................................................

3.       SEC Use Only
.................................................................................

4.       Citizenship or Place of Organization

         Delaware
.................................................................................

Number of       5.     Sole Voting Power                  - 0 -
Shares
Beneficially    ................................................................
Owned by Each
Reporting       6.     Shared Voting Power                2,320,858
Person With     ................................................................

                7.     Sole Dispositive Power             - 0 -
                ................................................................

                8.     Shared Dispositive Power           2,320,858
.................................................................................

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         2,320,858
.................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         | |
.................................................................................

11.      Percent of Class Represented by Amount in Row (9)

         4.10% based on 56,595,795 shares outstanding.
.................................................................................

12.      Type of Reporting Person:

         PN

                                  SCHEDULE 13G

CUSIP No.: G30397106                                          Page 7 of 15 Pages

.................................................................................

1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).


         SAB CAPITAL MANAGEMENT, L.L.C.
.................................................................................
2.       Check the Appropriate Box if a Member of a Group

         (a) [X]

         (b) [ ]
.................................................................................

3.       SEC Use Only
.................................................................................

4.       Citizenship or Place of Organization

         Delaware
.................................................................................

Number of       5.     Sole Voting Power                  - 0 -
Shares
Beneficially    ................................................................
Owned by Each
Reporting       6.     Shared Voting Power                2,320,858
Person With     ................................................................

                7.     Sole Dispositive Power             - 0 -
                ................................................................

                8.     Shared Dispositive Power           2,320,858
.................................................................................

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         2,320,858
.................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         | |
.................................................................................

11.      Percent of Class Represented by Amount in Row (9)

         4.10% based on 56,595,795 shares outstanding.
.................................................................................

12.      Type of Reporting Person:

         OO

                                  SCHEDULE 13G

CUSIP No.: G30397106                                          Page 8 of 15 Pages

.................................................................................

1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).


         SCOTT A. BOMMER
.................................................................................
2.       Check the Appropriate Box if a Member of a Group

         (a) [X]

         (b) [ ]
.................................................................................

3.       SEC Use Only
.................................................................................

4.       Citizenship or Place of Organization

         United States of America
.................................................................................

Number of       5.     Sole Voting Power                  - 0 -
Shares
Beneficially    ................................................................
Owned by Each
Reporting       6.     Shared Voting Power                2,320,858
Person With     ................................................................

                7.     Sole Dispositive Power             - 0 -
                ................................................................

                8.     Shared Dispositive Power           2,320,858
.................................................................................

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         2,320,858
.................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         | |
.................................................................................

11.      Percent of Class Represented by Amount in Row (9)

         4.10% based on 56,595,795 shares outstanding.
.................................................................................

12.      Type of Reporting Person:

         IN

                                                              Page 9 of 15 Pages


Item 1(a).      Name of Issuer:

                Endurance Specialty Holdings Ltd. (the "Issuer").

Item 1(b).      Address of Issuer's Principal Executive Offices:

                Wellesley House, 90 Pitts Bay Road,
                Pembroke HM 08, Bermuda

Item 2(a).      Name of Person Filing:

                This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                i)   SAB Capital Partners, L.P. ("SAB");

                ii) SAB Capital Partners II, L.P. ("SAB II", and together with SAB, the "Domestic Partnerships");

                iii) SAB Overseas Master Fund, L.P. (the "Master Fund");

                iv)  SAB Capital Advisors, L.L.C. (the "General Partner");

                v)   SAB Capital Management, L.P. (the "Investment Manager");

                vi)  SAB Capital Management, L.L.C. (the "IMGP"); and

                vii) Scott A. Bommer ("Mr. Bommer").

                This Statement relates to Shares (as defined herein) held for the accounts of each of SAB, SAB II, and the Master Fund. The General Partner serves as the general partner of each of the Domestic Partnerships and the Master Fund. The Investment Manager serves as the investment manager of each of the Domestic Partnerships and the Master Fund. The IMGP serves as the general partner of the Investment Manager. Mr. Bommer serves as the managing member of each of the General Partner and the IMGP.

                Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).      Address of Principal Business Office or, if None, Residence:

                The address of the principal business office of each of the Reporting Persons is 767 Fifth Avenue, 21st Floor, New York, New York 10153.

Item 2(c).      Citizenship:

                i)   SAB is a Delaware limited partnership;

                ii)  SAB II is a Delaware limited partnership;

                                                             Page 10 of 15 Pages

                iii) The Master Fund is a Cayman Islands exempted limited partnership;

                iv) The General Partner is a Delaware limited liability company;

                v)   The Investment Manager is a Delaware limited partnership;

                vi)  The IMGP is a Delaware limited liability company; and

                vii) Mr. Bommer is a citizen of the United States of America.

Item 2(d).      Title of Class of Securities:

                Ordinary Shares, $1.00 par value per share (the "Shares")

Item 2(e).      CUSIP Number:

                G30397106

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                This Item 3 is not applicable.

Item 4.         Ownership:

Item 4(a)       Amount Beneficially Owned

                As of December 31, 2009:

                (a) SAB may be deemed to be the beneficial owner of 1,686,376 Shares held for its account;

                (b) SAB II may be deemed to be the beneficial owner of 44,860 Shares held for its account;

                (c) The Master Fund may be deemed to be the beneficial owner of 589,622 Shares held for its account; and

                (d) Each of the General Partner, the Investment Manager, the IMGP and Mr. Bommer may be deemed to be the beneficial owner of 2,320,858 Shares held for the accounts of each of SAB, SAB II, and the Master Fund. This amount includes: A) 1,686,376 Shares held for the account of SAB; B) 44,860 Shares held for the account of SAB II; and C) 589,622 Shares held for the account of the Master Fund.

Item 4(b)       Percent of Class:

                (a) As of December 31, 2009, the number of Shares SAB may be deemed to be the beneficial owner of constitutes approximately 2.98% of the total 56,595,795 number of Shares outstanding (based upon information provided by the Issuer in its most recently filed quarterly report on Form 10-Q there were approximately 56,595,795 shares outstanding as of November 4, 2009).

                                                             Page 11 of 15 Pages

                (b) As of December 31, 2009, the number of Shares SAB II may be deemed to be the beneficial owner of constitutes approximately 0.08% of the 56,595,795 total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed quarterly report on Form 10-Q there were approximately 56,595,795 shares outstanding as of November 4, 2009).

                (c) As of December 31, 2009, the number of Shares the Master Fund may be deemed to be the beneficial owner of constitutes approximately 1.04% of the 56,595,795 total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed quarterly report on Form 10-Q there were approximately 56,595,795 shares outstanding as of November 4, 2009).

                (d) As of December 31, 2009, the number of Shares the General Partner, the Investment Manager, the IMGP and Mr. Bommer may be deemed to be the beneficial owner of constitutes approximately 4.10% of the 56,595,795 total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed quarterly report on Form 10-Q there were approximately 56,595,795 shares outstanding as of November 4, 2009).

Item 4(c)       Number of Shares of which such person has:

SAB:
----

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                          1,686,376

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:             1,686,376


SAB II
------

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                             44,860

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:                44,860

The Master Fund:
----------------

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                            589,622

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:               589,622


The General Partner, the Investment Manager, the IMGP and Mr. Bommer:
---------------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                          2,320,858

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:             2,320,858

                                                             Page 12 of 15 Pages

Item 5.         Ownership of Five Percent or Less of a Class:

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person:

                This Item 6 is not applicable.

Item 7.         Identification   and  Classification  of  the  Subsidiary  Which
                Acquired the Security  Being  Reported on By the Parent  Holding
                Company:

                This Item 7 is not applicable.

Item 8.         Identification and Classification of Members of the Group:

                See disclosure in Item 2 hereof.

Item 9.         Notice of Dissolution of Group:

                This Item 9 is not applicable.

Item 10.        Certification:

                By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 13 of 15 Pages


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2010                 /s/ Brian Jackelow
                                        ---------------------------------------
                                        Brian Jackelow,  attorney-in-fact  for
                                        Scott A. Bommer,  individually and (a)
                                        as  managing  member  of  SAB  Capital
                                        Advisors,  L.L.C.,  for  itself and as
                                        the general partner of (i) SAB Capital
                                        Partners,  L.P.; and (ii) SAB  Capital
                                        Partners  II,  L.P.;   and  (iii)  SAB
                                        Overseas Master Fund, L.P.; and (b) as
                                        managing   member   of   SAB   Capital
                                        Management,  L.L.C., for itself and as
                                        the  general  partner  of SAB  Capital
                                        Management, L.P.

                                                             Page 14 of 15 Pages


                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                            PURSUANT TO RULE 13d-1(k)

            The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: February 16, 2010                 /s/ Brian Jackelow
                                        ---------------------------------------
                                        Brian Jackelow,  attorney-in-fact  for
                                        Scott A. Bommer,  individually and (a)
                                        as  managing  member  of  SAB  Capital
                                        Advisors,  L.L.C.,  for  itself and as
                                        the general partner of (i) SAB Capital
                                        Partners,  L.P.; and (ii) SAB  Capital
                                        Partners  II,  L.P.;   and  (iii)  SAB
                                        Overseas Master Fund, L.P.; and (b) as
                                        managing   member   of   SAB   Capital
                                        Management,  L.L.C., for itself and as
                                        the  general  partner  of SAB  Capital
                                        Management, L.P.

                                                             Page 15 of 15 Pages


                                    EXHIBIT 2

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENT, that I, Scott A. Bommer, hereby make, constitute and appoint each of Michael Casey, Brian Jackelow and Alessandro De Giorgis, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as managing member of or in other capacities with SAB Capital Advisors, L.L.C., a Delaware limited liability company, and each of its affiliates or entities advised or controlled by me or SAB Capital Advisors, L.L.C., all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including, without limitation, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the "Act"), and the rules and regulations promulgated thereunder, including, without limitation: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or
Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and
(2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

         All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

         This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

         IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 9th day of August 2006.


                                                      /s/ Scott A. Bommer
                                                     ---------------------------
                                                     Scott A. Bommer